SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP FOUR TIMES SQUARE NEW YORK 10036-6522 TEL: (212) 735-3000 FAX: (212) 735-2000 www.skadden.com December 16, 2013

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Ms. Cecilia Blye

Chief Office of Global Security Risk

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Revlon, Inc.

Form 10-K for Fiscal Year Ended December 31, 2012

Filed February 13, 2013

File No. 1-11178

Dear Ms. Blye:

I am writing on behalf of Revlon, Inc. in response to the comment letter of the Staff, dated December 11, 2013, regarding Revlon, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012. The Staff’s comment letter requests a response within ten business days. Revlon, Inc. hereby requests an extension to January 10, 2014 in order to respond to the Staff’s comments. Please do not hesitate to call the undersigned at (212) 735-3497 if you have any questions or need any additional information.

Sincerely,

/s/ Stacy J. Kanter

Stacy J. Kanter

cc:	Pamela Long

Assistant Director

Division of Corporation Finance

Lucinda K. Treat, Esq.

Executive Vice President and General Counsel

Revlon, Inc.